December 31, 2024

Roger Brown
Roche Holdings, Inc.
Poseida Therapeutics, Inc.
1 DNA Way
South San Francisco, California 94080

       Re: Poseida Therapeutics, Inc.
           Schedule TO-T/A filed December 27, 2024
           File No. 005-91606
           Filed by Blue Giant Acquisition Corp., and Roche Holdings, Inc. Dear Roger Brown:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-T/A filed December 27, 2024
General

1. We note your response to prior comment 1. While we do not necessarily agree with your analysis or conclusion, we have no further comment at this time.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Dan Duchovny at 202-
551-3619.



                                                           Sincerely,
 December 31, 2024
Page 2

                    Division of Corporation Finance
                    Office of Mergers & Acquisitions